                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             _____________________

                                 SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. __)

                               Open Market, Inc.
                           --------------------------
                                (Name of Issuer)

                    Common Stock, $.001 par value per share
                  ------------------------------------------
                         (Title of Class of Securities)

                                  68370M 10 0
                                  -----------
                                 (CUSIP Number)

                         SCHEDULE 13G

CUSIP No. 68370M 10 0                              Page 2 of 7
          -----------

____________________________________________________________________________

1.   Name of Reporting Persons
     S.S. or I.R.S. Identification Number of Above Persons

     David K. Gifford
     ###-##-####

____________________________________________________________________________


2.   Check the Appropriate Box if a Member of a Group - Not Applicable

____________________________________________________________________________

3.   SEC Use Only

____________________________________________________________________________

4.   Citizenship or Place of Organization

     United States of America

____________________________________________________________________________

Number of Shares Beneficially Owned By Each Reporting Person With;

5.   Sole Voting Power

     3,600,000 shares (includes 150,000 shares which Dr. Gifford has the right to acquire within 60 days of December 31, 1996.)

____________________________________________________________________________

6.   Shared Voting Power

     600,000 shares

CUSIP No.  68370M 10 0                             Page 3 of 7
           -----------

____________________________________________________________________________

7.   Sole Dispositive Power

     3,600,000 shares (includes 150,000 shares which Dr. Gifford has the right to acquire within 60 days of December 31, 1996)

____________________________________________________________________________

8.   Shared Dispositive Power

     600,000 shares
____________________________________________________________________________

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.

     4,200,000 shares (includes 150,000 shares which Dr. Gifford has the right to acquire within 60 days of December 31, 1996.)
____________________________________________________________________________

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares.

     Not Applicable
____________________________________________________________________________

11.  Percent of Class Represented by Amount in Row 9.

     15%
____________________________________________________________________________

12.  Type of Reporting Person.

     IN
____________________________________________________________________________

CUSIP No.      68370M 10 0                         Page 4 of 7
               -----------

                         SCHEDULE 13G


Item 1(a).  Name of Issuer:
---------------------------

Open Market, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:
------------------------------------------------------------

245 First Street
Cambridge, Massachusetts 02142


Item 2(a).  Name of Person Filing:
----------------------------------

David K. Gifford


Item 2(b).  Address of
Principal Business Office or, if None, Residence:
-------------------------------------------------

c/o Open Market, Inc.
245 First Street
Cambridge, Massachusetts 02142

Item 2(c).  Citizenship:
------------------------

United States of America


Item 2(d).  Title of Class of Securities:
-----------------------------------------

Common Stock, $.001 par value per share


Item 2(e).  CUSIP Number:
-------------------------

68370M 10 0

CUSIP No. 68370M 10 0                                   Page 5 of 7
          -----------

Item 3:
-------

Not Applicable


Item 4.  Ownership:
-------------------

     (a) Amount Beneficially Owned:

     4,200,000 shares (includes 150,000 shares which Dr. Gifford has the right to acquire within 60 days of December 31, 1996.)

     (b) Percent of Class:

     15%

     (c) Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

               3,600,000 shares (includes 150,000 shares which Dr. Gifford has the right to acquire within 60 days of December 31, 1996);

         (ii)  shared power to vote or to direct the vote:

               600,000 shares;

        (iii)  sole power to dispose or to direct the
               disposition of:

               3,600,000 shares (includes 150,000 shares which Dr. Gifford has the right to acquire within 60 days of December 31, 1996);

         (iv) shared power to dispose or to direct the disposition of:

               600,000 shares.

               Dr. Gifford disclaims beneficial ownership of 600,000 shares of Common Stock owned by a trust for the benefit of Dr. Gifford's minor children.

CUSIP No. 68370M 10 0                              Page 6 of 7
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Item 5.  Ownership of Five Percent or Less of a Class:
------------------------------------------------------

Not Applicable

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
-------------------------------------------------------------------------

Not Applicable

Item 7.  Identification and Classification of the Subsidiary which Acquired the

Security Being Reported by the Parent Holding Company:
-----------------------------------------------------------

Not Applicable


Item 8.  Identification and Classification
of Members of the Group:
--------------------------------------------

Not Applicable


Item 9.  Notice of Dissolution of Group:
----------------------------------------

Not Applicable

Item 10.  Certification:
------------------------

Not Applicable

CUSIP No. 68370M 10 0                              Page 7 of 7
          -----------

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         February 12, 1997
                                         ----------------------------------
                                         Date


                                         /s/ David K. Gifford, Ph.D.
                                         -------------------------------
                                         David K. Gifford, Ph.D.
                                         Vice Chairman of the Board and
                                         Chief Scientific Officer
                                         of the Issuer